EXHIBIT 99.1

Forward Pharma Announces the Decision of the Enlarged Board of Appeal of the European Patent Office in the EP2801355 Petition for Review

COPENHAGEN, Denmark, Dec. 06, 2022 (GLOBE NEWSWIRE) -- Forward Pharma A/S (NASDAQ:FWP) (“Forward” or the “Company”), today announced that the Enlarged Board of Appeal (the “EBA”) of the European Patent Office (the “EPO”) has denied Forward’s petition for review (the “Petition”) of the decision of the Technical Board of Appeal of the EPO that confirmed the revocation of the EP2801355 patent by the EPO Opposition Division in the opposition proceeding (“Opposition Proceeding”).

The EBA’s rejection of the Petition ends the Opposition Proceeding in favor of the opponents and represents an unsuccessful outcome of the Opposition Proceeding, resulting in no royalties being due to the Company from Biogen based on Biogen’s future net sales of Tecfidera® or other DMF products for multiple sclerosis outside the United States, as defined in the Settlement and License Agreement by and among Forward, subsidiaries of Biogen Inc. and certain other parties thereto. As previously disclosed, because the Company was also unsuccessful in the U.S. Interference Proceeding after all appeals, the Company will not be entitled to future royalties from the United States.

Forward Pharma A/S Investor Relations Contact:

Forward Pharma A/S
Claus Bo Svendsen, MD, PhD
Chief Executive Officer
Investor Relations
investors@forward-pharma.com

Solebury Trout
Alexandra Roy
aroy@soleburytrout.com

Forward Pharma A/S